Exhibit 99.1

Press Release

Eltek Ltd. Reports Full Year and Fourth Quarter 2024 Financial Results

Petach Tikva, Israel (March 11, 2025) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the full year and fourth quarter ended December 31, 2024.

Full Year and Fourth Quarter 2024 Highlights

◾	Revenues: Revenues for 2024 were $46.5 million, a slight decline of $0.2 million compared to 2023.

◾	Profitability: Net income reached $4.2 million in 2024 compared to $6.4 million in 2023. EBITDA reached $5.9 million compared to $8.6 million in 2023.

◾	Earnings per share (EPS): Diluted EPS was $0.63 in 2024 compared to $1.07 in 2023.

◾
Q4 Highlights: Revenue for the fourth quarter amounted to $10.8 million, compared to $12.3 million in the corresponding period of the previous year. Net income for the quarter was $0 million, while EBITDA totaled $0.7 million.

Transition Period and Future Growth Outlook:

Eltek is currently undergoing a strategic transition, expected to continue through the mid of 2026. This process was initiated with the launch of an accelerated $15 million investment plan, while the company’s annual revenues ranged below $40 million. The primary objective of this initiative was to establish advanced manufacturing capabilities, enhance technological proficiency, and expand annual production capacity to a range of $55 million to $65 million.

The investment plan includes the installation of equipment and production lines, while maintaining ongoing production. Conducting these enhancements within the existing facility has introduced spatial constraints, and logistical complexities, leading to temporary disruptions and inefficiencies which impacted the fourth quarter of 2024. In addition to this plan Eltek is implementing infrastructure upgrades to support the forecasted capacity and beyond.

Eltek remains fully committed to its strategic growth objectives and anticipates improved operational performance as the investment program progresses.

Market Trends and Outlook:

The global PCB industry, particularly in high-end applications such as Defense, Aerospace, Medical, and high-tech industrial markets, continues to experience dynamic shifts driven by geopolitical and economic factors. The ongoing trade tensions between the United States and China have led to supply chain realignments, as companies seek to reduce dependency on Chinese manufacturing. The US administration’s new customs regulations and tariffs on Chinese electronic components have further accelerated the trend of reshoring production to North America and US allied countries, creating opportunities for manufacturers with relevant capabilities.

Additionally, the continued geopolitical instability in Eastern Europe due to the Russia-Ukraine conflict and ongoing tensions in the Middle East have heightened demand for defense-related PCBs. Governments worldwide are increasing defense budgets, driving the need for high-reliability PCBs used in advanced military equipment, aerospace systems, and secure communication infrastructure.

Eltek is strategically positioned to leverage these industry trends by enhancing its manufacturing capabilities and strengthening its supply chain resilience. With its continued investments in cutting-edge technology and production efficiency, Eltek remains committed to meeting the growing needs of its defense, medical, and industrial customers while capitalizing on market opportunities arising from global economic shifts.

Management Statement:

Eli Yaffe, CEO of Eltek, stated, "We continue to witness sustained demand, reflected by the tenders issued in recent months for significant quantities of PCBs. We expect these tenders to have a positive long-term impact on the company. Our strategic investments in advanced manufacturing capabilities are aimed at driving operational efficiency and innovation, increasing our capacity and strengthening our ability to serve our customers. While these investments, along with ongoing facility expansion, may introduce some short-term fluctuations in profitability, we remain confident in their long-term value. We anticipate that the benefits of these initiatives will become increasingly evident in the coming quarters.”

2024 Full Year GAAP Financial Results

Revenues for 2024 were $46.5 million compared to $46.7 million in 2023.

Gross profit for 2024 was $10.3 million (22% of revenues) compared to $13.1 million (28% of revenues) in 2023.

Operating profit for 2024 was $4.4 million compared to operating profit of $7.3 million in 2023.

Financial income for 2024 was $0.7 million compared to financial income of $0.4 million in 2023.

Net profit for 2024 was $4.2 million or $0.63 per fully diluted share compared to net profit of $6.4 million or $1.07 per fully diluted share in 2023.

2024 Full Year Non-GAAP Financial Results

EBITDA for 2024 was a $5.9 million (13% of revenues) compared to EBITDA of $8.6 million (18% of revenues) in 2023.

Fourth Quarter 2024 GAAP Financial Results

Revenues for the fourth quarter of 2024 were $10.8 million compared to $12.3 million in the fourth quarter of 2023.

Gross profit for the fourth quarter of 2024 was $1.9 million (18% of revenues) compared to $3.5 million (28% of revenues) in the fourth quarter of 2023.

Operating profit for the fourth quarter of 2024 was $0.4 million compared to operating profit of $2.0 million in the fourth quarter of 2023.

Financial expenses for the fourth quarter of 2024 were $0.3 million, the same as in the fourth quarter of 2023. The financial expenses in the fourth quarter of 2024, derive primarily from the erosion of the US Dollar against the NIS during the quarter.

Net profit for the fourth quarter of 2024 was $0 million compared to net profit of $1.3 million or $0.22 per fully diluted share in the fourth quarter of 2023.

Fourth Quarter 2024 Non-GAAP Financial Results

EBITDA for the fourth quarter of 2024 was $0.8 million (7% of revenues) compared to EBITDA of $2.4 million (19% of revenues) in the fourth quarter of 2023.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Tuesday, March 11, 2025, at 9:30am Eastern Time (15:30pm Israel Time, 6:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statements

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of Israel’s continuing war against Hamas and Hezbollah, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(In thousands US$, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023

Revenues	10,758	12,321	46,527	46,695
Costs of revenues	(8,824)	(8,865)	(36,188)	(33,593)

Gross profit	1,934	3,456	10,339	13,102

Research and development expenses, net	(108)	(49)	(187)	(85)
Selling, general and administrative expenses	(1,468)	(1,405)	(5,760)	(5,722)

Operating profit	358	2,002	4,392	7,295

Financial income (expenses), net	(271)	(334)	705	422

Income before income taxes	87	1,668	5,097	7,717

Income tax expenses	64	337	873	1,364

Net income	23	1,331	4,224	6,353

Earnings per share:
Basic net income per ordinary share	-	0.22	0.64	1.08

Diluted net income per ordinary share	-	0.22	0.63	1.07

Weighted average number of ordinary shares used to compute
basic net income per ordinary share (in thousands)	6,713	5,977	6,626	5,902

Weighted average number of ordinary shares used to compute
diluted net income per ordinary share (in thousands)	6,782	6,074	6,701	5,956

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2024	2023

Assets

Current assets:
Cash and cash equivalents	7,575	9,278
Short-term bank deposits	9,663	2,862
Trade receivables (net of allowance for credit losses)	11,786	10,898
Inventories	9,488	6,135
Other accounts receivable and prepaid expenses	602	934

Total current assets	39,114	30,107

Long term assets:
Severance pay fund	56	57
Deferred tax assets, net	496	1,098
Operating lease right-of-use assets	5,911	6,555
Total long term assets	6,463	7,710

Property and equipment, net	14,578	9,354

Total Assets	60,155	47,171

Liabilities and Shareholder's equity

Current liabilities:
Trade payables	7,367	7,503
Other accounts payable and accrued expenses	5,136	5,689
Short-term operating lease liabilities	827	789

Total current liabilities	13,330	13,981

Long-term liabilities:
Accrued severance pay	443	447
Long-term operating lease liabilities	5,190	5,871

Total long-term liabilities	5,633	6,318

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 6,714,040 at December 31, 2024 and 6,020,693 at December 31, 2023	6,011	5,443
Additional paid-in capital	32,627	23,587
Foreign currency translation adjustments	664	783
Capital reserves	2,507	1,900
Accumulated deficit	(617)	(4,841)
Total shareholders' equity	41,192	26,872
Total liabilities and shareholders' equity	60,155	47,171

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliation
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023

GAAP Net Income	23	1,331	4,224	6,353
Add back items:

Financial expenses (income), net	271	334	(705)	(422)
Income tax expenses	64	337	873	1,364
Depreciation and amortization	405	388	1,546	1,317
Non-GAAP EBITDA	763	2,390	5,938	8,612

Eltek Ltd.
Consolidated Statements of Cash Flows
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2024	2023	2024	2023

Cash flows from operating activities:

Net Income	23	1,331	4,224	6,353
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation	405	388	1,546	1,317
Accrued interest, net	(392)	-	(463)	-
Share-based compensation	161	147	607	363
Decrease in deferred tax assets	217	304	621	1,302
	391	839	2,311	2,982

Decrease (increase) in operating lease right-of-use assets, net	(2)	(1)	2	(23)
Decrease (increase) in trade receivables	1,230	(211)	(988)	(1,010)
Decrease (increase) in other receivables and prepaid expenses	(260)	55	341	(169)
Decrease (increase) in inventories	(2,711)	(283)	(3,532)	(1,139)
Increase (decrease) in trade payables	378	958	929	989
Increase (decrease) in other liabilities and accrued expenses	966	(507)	1,255	707
Increase (decrease) in employee severance benefits, net	(4)	139	(2)	172
	(403)	150	(1,995)	(473)

Net cash provided by operating activities	11	2,320	4,540	8,862

Cash flows from investing activities:
Purchase of fixed assets	(1,592)	(1,246)	(9,506)	(2,432)
Insurance Proceeds	-	-	-	2,000
proceeds from (Investment in) short-term bank deposits, net	303	(2,719)	(6,365)	(2,719)
Restricted deposits	-	-	-	192
Net cash used in investing activities	(1,289)	(3,965)	(15,871)	(2,959)

Cash flows from financing activities:
Exercise of options	18	535	296	863
Dividend distribution	-	(1,321)	-	(1,321)
Issuance of shares, net	-	-	9,312
Repayment of long-term loans from bank	-	-	-	(3,348)
Net cash used in financing activities	18	(786)	9,608	(3,806)

Effect of translation adjustments	287	404	20	(185)

Net increase (decrease) in cash and cash equivalents	(973)	(2,027)	(1,703)	1,912

Cash and cash equivalents at the beginning of the period	8,548	11,305	9,278	7,366

Cash and cash equivalents at the end of the period	7,575	9,278	7,575	9,278